CERTIFICATE OF STOCK SPLIT
                                       OF
                         MIDCOAST ENERGY RESOURCES, INC.


      The undersigned President and Secretary of Midcoast Energy Resources, Inc., a Nevada corporation (the "Corporation"), hereby certify for the purposes of Nevada Revised Statutes Section 78.207 that the Board of Directors of the Company has adopted a resolution providing for an increase in the number of shares of authorized capital stock of the Corporation (the "Stock Split") as follows:

      1. The total authorized number of shares of the Corporation's capital stock immediately before the effective date of the Stock Split was Thirty Million (30,000,000) shares of capital stock in two authorized classes, classified as (i) Five Million (5,000,000) shares of preferred stock, par value $.001 per share, and (ii) Twenty-Five Million (25,000,000) shares of common stock, par value $.01 per share.

      2. The total authorized number of shares of the Corporation's capital stock immediately after the effective date of the Stock Split shall be Thirty-Six Million Two Hundred Fifty Thousand (36,250,000) shares of capital stock in two authorized classes, classified as (i) Five Million (5,000,000) shares of preferred stock, par value $.001 per share, and (ii) Thirty-One Million Two Hundred Fifty Thousand (31,250,000) shares of common stock, par value $.01 per share.

      3. The Corporation shall issue five (5) shares of Common Stock in exchange for every four (4) shares of Common Stock issued and outstanding immediately prior to the effective date of the Stock Split.

      4. Stockholders of record on February 11,1999 (the "Record Date") who would otherwise be entitled to be issued a fractional share of Common Stock upon the effective date of the Stock Split in exchange for a full or fractional share of the Common Stock shall instead be given cash at the market value of the fractional share at the close of the market on the Record Date, payable to stockholders on the effective date of the Stock Split. The payment of cash in lieu of the issuance of fractional shares will affect approximately one percent of the shares of Common Stock issued and outstanding immediately prior to the effective date of the Stock Split.

      5. The approval of the shareholders of the Corporation was not required in connection with the Stock Split.

      6. The Stock Split shall be effective on the 1st day of March, 1999, which date is not more than ninety (90) days after the filing of this Certificate of Stock Split.

      Dated this 24th day of February, 1999.

                                          MIDCOAST ENERGY RESOURCES, INC.


                                          By:   /s/  DAN C. TUTCHER
                                                     Dan C. Tutcher
                                          President and Chief Executive Officer



                                          By: /s/  DUANE S. HERBST
                                               Duane S. Herbst, Secretary

THE STATE OF TEXAS            ss.
                              ss.
COUNTY OF HARRIS              ss.


      Before me, the undersigned authority, on this day personally appeared Dan
C. Tutcher, President and Chief Executive Officer of Midcoast Energy Resources, Inc., a Nevada corporation, known to me to be the person whose name is subscribed to the foregoing instrument and acknowledged to me that he executed the same for the purposes and consideration therein expressed, in the capacity stated, and as the act and deed of said Corporation.

      Given under my hand and seal of office this 24th day of February, 1999.



                                        ____________________________________
                                         Notary Public, the State of Texas